Exhibit 4.5

ARTICLES OF AMENDMENT
to the
ARTICLES OF INCORPORATION
of
ALABAMA POWER COMPANY
_______________________
Pursuant to, and with the effect provided in, Section 10A-2-6.02 of the Code of Alabama, 1975, as amended (the “Code”), the undersigned company adopts the following Articles of Amendment to its Articles of Incorporation:
FIRST:     The name of the company is “Alabama Power Company” (the “Company”).
SECOND: The following resolutions amending the Company’s Articles of Incorporation, as amended, providing for, among other things, the issuance and sale of not more than 10,000,000 shares of Class A Preferred Stock ($25 Stated Capital Per Share) in one or more series and establishing each series of the new stock, was duly adopted in the manner provided by the Code by the Company’s Board of Directors at a meeting held on July 28, 2017, shareholder approval therefor not being required:
RESOLVED, That the relative rights and preferences of 10,000,000 of the authorized but unissued shares of undesignated Class A Preferred Stock (stated capital $25 per share) (the “new stock”) are hereby authorized to be issued in one or more series, and that in those respects in which the shares thereof may vary from the shares of other series of Class A Preferred Stock which may now or hereafter be authorized or created, shall be as follows:

(1)
The officers of the Company be and hereby are authorized to determine the dividend rate or rates of the new stock, not to exceed 5.375% of the stated capital per annum, accruing from the date of original issue and the dividend payment dates shall be the first days of January, April, July and October (each a “Dividend Payment Date”) in each year commencing on the applicable Dividend Payment Date succeeding the date of issuance of the new stock. If any Dividend Payment Date is not a business day, the related dividend, if declared, will be paid on the next succeeding business day with the same force and effect as though paid on the Dividend Payment Date, without any increase to account for the period from such Dividend Payment Date through the date of actual payment. Dividends payable on the new stock for the initial dividend period and any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in such period.

(2)
(a) On or after October 1, 2022, the Company may redeem any or all of the new stock, from time to time, at a redemption price equal to $25.00 per share of the new stock to be redeemed, plus an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) to but excluding the redemption date.

(b) Before October 1, 2022, the Company shall have the right to redeem the new stock, in whole but not in part, following the occurrence of a Rating Agency Event, at a redemption price equal to $25.50 per share of the new stock to be redeemed, plus an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) to but excluding the redemption date.

“Rating Agency Event” means a change to the methodology or criteria that were employed by an applicable nationally recognized statistical rating organization for purposes of assigning equity credit to securities such as the new stock on the date of original issuance of the new stock, which change reduces the amount of equity credit assigned to the new stock as compared with the amount of equity credit that such rating agency had assigned to the new stock as of the date of original issuance thereof.

(3)	The amount payable in the event of liquidation shall be $25.00 per share, plus accrued and unpaid dividends.

(4)	The shares of such class shall not be, by their terms, convertible or exchangeable.

(5)	The shares of such class shall not be, by their terms, entitled to the benefit of any sinking fund.

(6)
Upon the issuance of shares of the new stock, there shall be transferred from the Premium on Capital Stock Account to the Preferred Stock Account an amount equal to $24.00 per share, and thereafter the stated capital of each share of new stock shall be $25.00 per share.

THIRD: The undersigned officers of the Company pursuant to the authority granted them by the Company’s Board of Directors at a meeting held on July 28, 2017 hereby establish and designate, on behalf of the Company, a new series of Class A Preferred Stock comprising 10,000,000 shares of 5.00% Class A Preferred Stock (the “5.00% Class A Preferred Stock”). Dividends shall be payable upon the 5.00% Class A Preferred Stock at a rate of 5.00% of the stated capital per annum.

IN WITNESS WHEREOF, the undersigned officers of the Company, do hereby set their hand and the seal of the Company on the 7th day of August, 2017.

/s/Philip C. Raymond

Philip C. Raymond Executive Vice President, Chief Financial Officer and Treasurer Alabama Power Company

/s/Ceila H. Shorts

Ceila H. Shorts Corporate Secretary Alabama Power Company

This Instrument was prepared by:
Monica W. Sargent
Balch & Bingham LLP
1901 Sixth Avenue North, Suite 2600
Birmingham, Alabama 35203

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